Exhibit 21.1

List of Subsidiaries of Lombard Medical, Inc.

1.	Lombard Medical Technologies plc, a public company incorporated in England and Wales (100% held).

2.	Lombard Medical Limited, a private limited company incorporated in England and Wales (100% held).

3.	Lombard Medical (Scotland) Ltd, a private limited company incorporated in Scotland (100% held).

4.	LionMedical Limited, a private limited company incorporated in England and Wales (100% held).

5.	PolyBioMed Limited, a dormant private limited company incorporated in England and Wales (100% held).

6.	Lombard Medical Technologies GmbH, a private limited company incorporated in Germany (100% held).

7.	Lombard Medical Technologies, Inc., a Delaware corporation (100% held).